ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO.  9

INSURED                                                                                                                                                   BOND NUMBER

Consulting Group Capital Markets Funds                                                                                                                                                    94334308B

EFFECTIVE DATE                                                                           BOND PERIOD                                                                   AUTHORIZED REPRESENTATIVE

September 15, 2009                                               September 15, 2009 to October 1, 2009

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on  October 1, 2009

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN9.0-01 (10/08)